Mail Stop 3561

March 18, 2008

Mr. James Cole
President and Principal Financial Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona 85017

>   **RE:**   **Noble Innovations, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 2,**
>   **2007**
>   **Form 10-QSB for Fiscal Quarter Ended June 30, 2007 Filed August**
>   **20, 2007**
>   **File No. 333-118632**

Dear Mr. Cole:

        We issued comments to you on the above captioned filings on September 6, 2007.
As of the date of this letter, these comments remain outstanding and unresolved. We
expect you to contact us by April 1, 2008 to provide a substantive response to these
comments or to advise us why you are unable to respond and when you will be able to do
so.

        If you do not respond to the outstanding comments or contact us by April 1, 2008,
we will, consistent with our obligations under the federal securities laws, decide how we
will seek to resolve material outstanding comments and complete our review of your
filings and your disclosure. Among other things, we may decide to release publicly,
through the agency's EDGAR system, all correspondence, including this letter, relating
to the review of your filings, consistent with the staff's decision to release publicly
comment letters and response letters relating to disclosure filings it has reviewed. You
can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-
72.htm.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions related to this letter. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief